UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 57984/June 18, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13045

In the Matter of :	
:	
e.SPIRE COMMUNICATIONS, INC., :	ORDER MAKING FINDINGS AND
EMPIRE OF CAROLINA, INC., :	REVOKING REGISTRATIONS
GENFINITY CORP., :	BY DEFAULT
NVID INTERNATIONAL, INC., and :	
USCI, INC. :	

SUMMARY

This Order revokes the registrations of registered securities of Respondents e.Spire Communications, Inc. (ESPIQ),[1] Empire of Carolina, Inc. (EMPIQ), Genfinity Corp. (GFIN), NVID International, Inc. (NVID), and USCI, Inc. (USCM) (collectively, Respondents). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on May 27, 2008, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has failed to file required annual and quarterly reports with the Commission for more than six years. All Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by June 3, 2008.[2] To date, none of the Respondents has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17

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[1] The short form of each issuer's name is its stock symbol.

[2] Each Respondent was served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [each] entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

ESPIQ (CIK No. 932140)[3] is a void Delaware corporation located in Herndon, Virginia, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). ESPIQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of $198,345,000 for the prior nine months. On March 22, 2001, ESPIQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware. The proceeding was converted to a Chapter 7 proceeding on May 16, 2006, and was still pending as of May 14, 2008. As of May 14, 2008, the common stock of ESPIQ was quoted on the Pink Sheets, had eight market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of ESPIQ had an average daily trading volume of 12,140 shares for the six months ended March 7, 2008. The debt securities of ESPIQ are traded on the over-the-counter markets.

EMPIQ (CIK No. 312840) is a void Delaware corporation located in Delray Beach, Florida, with common stock, series A preferred stock, and warrants registered with the Commission pursuant to Exchange Act Section 12(g). EMPIQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of $6,340,000 for the prior nine months. On November 17, 2000, EMPIQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Florida. The proceeding was terminated on December 29, 2004. On June 29, 2001, the company and two of its subsidiaries consummated the sale of substantially all of the company's toy operations. As of May 14, 2008, the common stock of EMPIQ was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of EMPIQ had an average daily trading volume of 18,436 shares for the six months ended March 7, 2008.

GFIN (CIK No. 934330) is a void Delaware corporation located in Chapel Hill, North Carolina, with common stock and class A warrants registered with the Commission pursuant to Exchange Act Section 12(g). GFIN is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2000, which reported a net loss of $5,481,074 for the prior nine months. On April 2, 2007, GFIN was the subject of an involuntary Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of New York, which was dismissed on September 18, 2007. As of May 14, 2008, the common stock of GFIN was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of GFIN had an average daily trading volume of 724 shares for the six months ended January 4, 2008.

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[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

NVID (CIK No. 1104192) is a forfeited Delaware corporation located in Clearwater, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). NVID is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $486,738 for the prior six months. The auditor's report accompanying the Form 10-KSB for the period ended December 31, 2000, included a "going concern" paragraph based on the company's significant operating losses. As of May 14, 2008, the common stock of NVID was quoted on the Pink Sheets, had seven market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of NVID had an average daily trading volume of 24,065 shares for the six months ended March 7, 2008.

USCI, Inc. (USCM) (CIK No. 907069) is a Delaware corporation located in Norcross, Georgia, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). USCM is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001. The auditor's report accompanying USCM's Form 10-K for the period ended December 31, 2000, contained a "going concern" paragraph based on the company's recurring operating losses, accumulated deficit, and negative working capital, among other factors. As of May 14, 2008, the common stock of USCM was quoted on the Pink Sheets, had ten market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of USCM had an average daily trading volume of 24,396 shares for the six months ended March 7, 2008.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of e.Spire Communications, Inc., is REVOKED;

the REGISTRATION of the registered securities of Empire of Carolina, Inc., is REVOKED;

the REGISTRATION of the registered securities of Genfinity Corp. is REVOKED.

the REGISTRATION of the registered securities of NVID International, Inc., is REVOKED; and

the REGISTRATION of the registered securities of USCI, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge